EXHIBIT 99.1

Brookfield Announces Redemption of Its 4.82% Notes Due January 28, 2026

All amounts in Canadian dollars unless otherwise stated.

BROOKFIELD, NEWS, Nov. 20, 2025 (GLOBE NEWSWIRE) -- Brookfield Corporation (“Brookfield”) (NYSE: BN, TSX: BN) announced today that it has exercised its right to redeem its C$850,000,000 principal amount of 4.82% medium term notes due January 28, 2026 (the “Notes”) on December 22, 2025 at a redemption price equal to par, together with accrued and unpaid interest to but excluding the date of redemption.

Notice of redemption was delivered today to CDS Clearing and Depository Services Inc. (“CDS”), and the trustee, Computershare Trust Company of Canada. Non-registered holders (banks, brokerage firms or other financial institutions) who maintain their interests in the Notes through CDS should contact their CDS customer service representative with any questions about the redemption.

About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Alternative Asset Management, Wealth Solutions, and our Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our unrivaled investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

For more information, please visit our website at www.bn.brookfield.com or contact:

Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Katie Battaglia Tel: (416) 359-8544 Email: katie.battaglia@brookfield.com